June 5, 2008

Mail Stop 4561

Mr. Kevin W. McAleer
Chief Financial Officer
Penson Worldwide, Inc.
1700 Pacific Avenue, Suite 1400
Dallas, TX 75201

      RE: **Penson Worldwide, Inc.**
               Form 10-K for the period ended December 31, 2007
               Filed March 14, 2008
               File No. 1-32878

Dear Mr. McAleer:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

               Sincerely,

               Daniel L. Gordon
               Branch Chief